UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

 Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Revised Minutes of the Annual Ordinary and Extraordinary General Meetings of Shareholders Held on April 26, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 5, 2023.

2.	Revised Synthetic Voting Ballot Map of the AGM, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 5, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: May 8, 2023.

Item 1

Revised Minutes of the Annual Ordinary and Extraordinary General Meetings of Shareholders Held on April 26, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 5, 2023.

NATURA &CO HOLDING S.A.

CNPJ 32.785.497/0001-97	Publicly Held Company	NIRE 35.300.531.582

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 26, 2023

I.  Date, Time and Place: On April 26, 2023, at 8:00 a.m., Brasília time, solely by digital means, in accordance with the provisions of article 124, paragraph 2-A of Law No. 6,404 of December 15, 1976 (the “Corporation Law”), and with article 5, paragraph 2, item I of Brazilian Securities Commission (“CVM”) Resolution No. 81 of March 29, 2022 (“CVM Resolution 81”). In accordance with Article 5, paragraph 3 of CVM Resolution 81, these Annual and Extraordinary General Meetings (the “General Meetings”) of Natura &Co Holding S.A. (the “Company”) were deemed held at the principal place of business of the Company, located at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.  Call Notice: Call Notice published exclusively through the Empresas.NET System, as provided for in CVM Resolution No. 166, of 2022.

III.  Legal Publications: The Company’s Management Report and Financial Statements, accompanied by the Independent Auditors’ Report prepared by PricewaterhouseCoopers Auditores Independentes Ltda., regarding the fiscal year ended December 31, 2022, together with the Fiscal Council’s Opinion on the Financial Statements, Annual Report of the Audit, Risk Management and Finance Committee were published on March 13, 2023, on the Empresas.Net System, disclosed on the Company, CVM and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) websites, as well as filed at the Company’s principal place of business.

IV.  Quorum: Shareholders holding common shares, registered and without par value, representing (i) 70,58% of the total votes conferred by the Company’s voting shares at the Annual General Meeting; and (ii) 70,56% of the total votes conferred by the Company’s voting shares at an Extraordinary General Meeting, as per records of the Chorus Call electronic participation system, pursuant to article 47, item III of CVM Resolution 81, and information contained in the analytical statements prepared by the bookkeeping agent and by the Company itself, pursuant to article 48, items I and II, of CVM Resolution 81.

V.  Legal Attendance: Mr. Itamar Gaino Filho, Legal and Compliance Officer of the Company and Mr, Moacir Salzstein, Corporate Governance Officer of the Company, Mr. Leandro Mauro Ardito, representative of PricewaterhouseCoopers Auditores Independentes Ltda., Messrs. Eduardo Rogatto Luque and Carlos Elder Maciel de Aquino and Mrs. Cynthia May Hobbs Pinho, full members of the Fiscal Council, in compliance with the provisions of paragraph 1 of Article 134 and the main section of Article 164 of the Corporation Law.

VI.  Presiding Board: Mr. Henrique da Silva Gordo Lang took the role of chairman of the proceedings and invited Mr. Itamar Gaino Filho and Mr. Moacir Salzstein to act as secretaries.

VII.  Reading of the Documents and Drafting of Minutes: After verifying the quorum for the installation of the General Meetings and waiving the reading of the Call Notice and the Synthetic Consolidated Voting Ballot Map of the votes cast by remote voting mechanism, disclosed to the market on April 25, 2023, which were made available for consultation by the shareholders present, pursuant to article 48, paragraph 4, of CVM Resolution 81, the drafting of these minutes in the form of a summary of the facts occurred was unanimously approved by those present, as provided for in article 130, paragraph 1, of the Corporation Law, and its publication with the omission of the shareholders' signatures, pursuant to article 130, paragraph 2, of the Corporation Law.

VIII.  Agenda: To resolve on:

At the Annual General Meeting:

(1) reviewing the managers’ accounts, examine, discuss and vote on the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2022; and

(2) setting the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending on December 31, 2023.

At the Extraordinary General Meeting:

(1) resolving on the absorption of the losses assessed in the fiscal year ended on December 31, 2022, in the capital reserve account;

(2) resolving on the re-ratification of the global compensation of the Company’s managers relating to the period from May 2022 to April 2023, set at the Company’s Annual General Meeting held on April 20, 2022;

(3) resolving on the independence of the candidates for the position of members in the Company’s Board of Directors;

(4) resolving on the (a) reduction of the number of members of the Board of Directors in the current term of office from thirteen (13) to nine (9) and (b) election of two (2) new members for the vacant positions, for a term of office unified with the other members of the Board of Directors, to end on the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2023;

(5) resolving on the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the share capital confirmed at the Board of Directors' Meeting held on February 6, 2023;

(6) resolving on the inclusion of paragraph 3 of article 10 of the Company's Bylaws, in order to better organize the registration and voting procedure in general meetings;

(7) resolving on the amendment to article 11, the amendment to the main section and paragraph 2 of article 16, the amendment to article 18 and its paragraphs, the amendment to article 19 and its paragraphs and the amendment to paragraph 2 of article 21, of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, so as to reduce the minimum and maximum number of members to seven (7) and nine (9), respectively, and exclude the positions of Executive Chairman of the Board of Directors and Group CEO and to create the position of Chief Executive Officer;

(8) resolving on the amendment to paragraph 1 of article 15 of the Company’s Bylaws, to grant a casting vote to the chairman of the management bodies' meetings;

(9) resolving on the amendment to paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22, and paragraph 4 of article 24, of the Company’s Bylaws, to adjust the wording and make it clearer;

(10) resolving on the amendment to paragraph 3 of article 15, of the Company’s Bylaws, to allow the meetings of the Company's management bodies to be held remotely, without such meetings being allowed to take place only on exceptional occasions;

(11) resolving on the amendment to article 19 and its paragraphs, to align the Company's practices with item 2.9.1 of the Brazilian Corporate Governance Code;

(12) resolving on the amendment to article 21 and its paragraphs and the amendment to article 23 and its paragraphs, of the Company’s Bylaws, to modify the composition, structure and nomenclature of the positions of the Company’s Board of Officers, to: (I) institute the position of Chief Executive Officer; (II) exclude the position of Global Operations and Procurement Officer; (III) assign specific functions to the positions of the Board of Officers; and (IV) change the composition of the Board of Officers to be composed of at least two (2) members and at most eight (8) members;

(13) resolving on the amendment to item (ii) of article 22 and the removal of articles 25 and 26 of the Company’s Bylaws, to exclude the Group's Operational Committee; and

(14) resolving on the restatement of the Company‘s Bylaws, including the renumbering of articles to reflect the amendments set forth in the items above.

VIII.  Resolutions:

At the Annual General Meeting:

(1) The managers’ accounts, as well as the management report and the financial statements of the Company, together with the independent auditors’ report, for the fiscal year ended on December 31, 2022, were all approved by a majority of votes, taking into account the appropriate abstentions of those legally prevented from voting, with a total count of 569,658,400 affirmative votes, 3,211,336 negative votes and 63,083,820 abstentions.

(2) It was approved, by a majority of the votes cast, with 921,252,045 affirmative votes, 23,661,335 negative votes and 26,282,803 abstentions, the setting of the global compensation of the managers to be paid until the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending on December 31, 2023, considering the period from May 2022 to April 2023, in the total amount of up to BRL 77,810,117.47, including fixed, variable and share-based yield.

(3) In view of the request for instatement of the Fiscal Council by shareholders representing at least two percent (2%) of the voting shares issued by the Company, pursuant to CVM Resolution No. 70, of March 22, 2022, it was approved, by minority shareholders in a separate election, with 267,537,009 affirmative votes, 14,360,831 negative votes and 157,310,909 abstentions, the election of: Cynthia May Hobbs Pinho, Brazilian, married, Bachelor in Engineering, bearer of the Identity Card (RG) No. 283655070 SSP/SP, enrolled with the CPF under No. 955.227.007-34, resident and domiciled at Rua Dr. James Ferraz Alvim, nº 145, Vila Suzana, São Paulo, SP, as effective member and, her respective alternate, Andrea Maria Ramos Leonel, Brazilian, divorced, Bachelor in Economics, bearer of the Identity Card (RG) No. 084716873 SSP/SP, enrolled with the CPF under

No. 104.434.358-39, resident and domiciled at Rua Verbo Divino, nº 1061, Chácara Santo Antônio, CEP 04719-002, São Paulo, SP.

In the general election, it was approved, with 531,987,434 affirmative votes, zero negative votes and zero abstentions, the election of the following effective members and their respective alternates to the Company’s Fiscal Council: (i) Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card (RG) No. 17.841-962-X SSP/SP, enrolled with the CPF under No. 142.773.658- 84, resident and domiciled at Rua Dom José de Barros, nº 177, República, CEP 01038-100, São Paulo, SP, Brazil, as effective member and, his respective alternate, Renato Chiodaro, Brazilian, married, attorney, bearer of the Identity Card (RG) No. 22.290.450-1- SSP/SP, enrolled with the CPF under No. 256.611.098-06, business address at Avenida Brigadeiro Faria Lima, 2013, 11º andar, 11- A, CEP 01452-001, Jardim Paulistano, São Paulo, SP, Brazil; and (ii) Carlos Elder Maciel de Aquino, Brazilian, married, accountant, bearer of the Identity Card (RG) No. 60.019.211-8, enrolled with the CRC-SP under No. 1SP184018/0-9 and enrolled in the CPF under No. 226.993.094-00, resident and domiciled at Rua Coronel Lisboa, nº 395, Apto. 141-B, CEP 04020-040, Vila Mariana, São Paulo, SP, Brazil, as effective member and, his respective alternate, Rodrigo Lopes da Luz, Brazilian, married, accountant, bearer of the Identity Card (RG) No. 32.681.850-9, enrolled with CPF under No. 275.091.128-18, resident and domiciled at Rod. Raposo Tavares, km 17, nº 7389, Cedro 141, Jardim Arpoador, São Paulo, SP, Brazil.

The Fiscal Council members elected hereunder shall all have a term of office expiring on the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending on December 31, 2023.

The shareholders that have nominated any members to the Fiscal Council informed the Presiding Board that the respective fiscal council members (i) have the necessary skills and comply with the requirements set forth in articles 162 and 147 of the Corporation Law to hold such position and (ii) meet the requirements for signing an instrument of investiture containing declarations as to their compliance with such requirements and to assume liability for such position under the law.

(4) It was approved, by unanimity of the votes cast, with a total count of 538,250,956 affirmative votes, zero negative votes and 3,367,619 abstentions The setting of the global compensation of the Fiscal Council members elected herein, subject, for each effective member, to an average of ten percent (10%) of the amount of the yield allocated to the Officers of the Company, not taking into account any benefits, attendance allowances, and profit-sharing, in accordance with the provisions of article 162, paragraph 3 of the Corporation Law. The alternate members of the Fiscal Council will only be compensated when they act in substitution of the effective members.

At the Extraordinary General Meeting:

(1) It was approved, by majority of the votes cast, with a total count of 959,749,431 affirmative votes, 373,036 negative votes and 11,059,993 abstentions, after the partial absorption of the loss ascertained in the fiscal year ending December 31, 2022, by the Company’s profit reserves, pursuant to the sole paragraph of article 189 of the Corporation Law, the absorption of the remaining loss, in the amount of BRL 1,994,555,000.00, by the capital reserve account;

(2) It was approved, by a majority of the votes cast, with a total count of 717,449,166 affirmative votes, 226,860,902 negative votes and 26,872,392 abstentions, to rerratify the global compensation of the Company’s managers for the period from May 2022 to April 2023, set at the Company’s annual general meeting held on April 20, 2022, in the total amount of BRL 115,155,770.56, to BRL 198,283,430.51;

(3) It was approved by majority of votes cast, with a total count of 959,402,248 affirmative votes, 320,044 negative votes and 11,460,168 abstentions The characterization of Mr. Bruno de Araújo Lima Rocha and Ms. Maria Eduarda Mascarenhas Kertész as candidates for independent members of the Company’s Board of Directors, pursuant to article 17 of B3 Novo Mercado Rules;

(4) It was approved, by majority of votes cast (a) the reduction of the number of members of the Board of Directors in the current term of office from 13 to 9, with a total count of 960,498,093 affirmative votes, 280,964 negative votes and 10,403,403 abstentions; and (b) the election of Mr. Bruno de Araújo Lima Rocha, Brazilian, economist, bearer of the Identity Card (RG) No. 04.440.690-8 Detran/RJ, enrolled with the CPF under No. 664.045.847-00, with business address at Avenida Ataulfo de Paiva, 1235, 6º andar, Leblon, CEP 22.440-034, Rio de Janeiro, RJ, Brazil, and of Ms. Maria Eduarda Mascarenhas Kertész, Brazilian, business administrator, bearer of the Identity Card (RG) No. 4.377.401 SSP/SSA, enrolled with the CPF under No. 146.986.968-36, with business address at Avenida Alexandre Colares, 1188, Parque Anhanguera, CEP 05106-000, São Paulo, SP, Brazil, for the vacant positions, for a term of office unified with the other members of the Board of Directors, to end on the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2023, with a total count of 954,943,677 affirmative votes, 1,295,910 negative votes and 14,942,873 abstentions;

The elected board members have informed the Company that they meet the eligibility requirements and signed the instrument of investiture with the required declarations pursuant to Exhibit K of CVM Resolution No. 80, of March 29, 2022, and Article 147 of the Corporation Law, which will be available at the Company's headquarters.

Pursuant to the Notice to the Market released on March 24, 2023, the Presiding Board recorded the effective date of the resignations submitted by Messrs. Ian Martin Bickley, Jessica DiLullo Herrin, Wyllie Don Cornwell, Nancy Killefer and Fábio Colletti Barbosa from their respective positions on the Board of Directors, as per the resignation letters previously received by the Company.

(5) It was approved by a majority of the votes cast, with a total count of 957,292,096 affirmative votes, 3,470,469 negative votes and 10,419,895 abstentions, the proposal to update the wording of Article 5 of the Bylaws to reflect the current value of the share capital, as defined at the Board of Directors’ Meeting held on February 6, 2023, which became BRL 12,697,194,064.43, divided into 1,383,152,570 registered common shares, without par value, as a result of the exercise of options to purchase or subscribe common shares issued by the Company, within the scope of long-term incentive plans. Thus, the referred article will have the following new wording:

“Article 5 – The Company’s share capital, fully subscribed and paid up, is twelve billion, six hundred and ninety-seven million, one hundred and ninety-four thousand, sixty-four reais and forty-three centavos (BRL 12,697,194,064.43), divided into one billion, three hundred and eighty-three million, one hundred and fifty-two thousand, five hundred and seventy (1,383,152,570) registered common shares, without par value.”

(6) It was approved, by majority of the votes cast, with a total count of 960,014,283 affirmative votes, 104,194 negative votes and 11,063,983 abstentions, the inclusion of paragraph 3 of article 10 of the Company’s Bylaws, to better organize the registration and voting procedure in general meetings, with the following new wording:

Article 10 – (...)

“Paragraph 3 - Shareholders may only vote with the shares registered in their names two (2) business days prior to the date of the General Meeting.”

(7) It was approved, by majority of the votes cast, with a total count of 966,192,553 affirmative votes, 3,519,131 negative votes and 1,470,776 abstentions, the amendment to article 11, the amendment to the main section and paragraph 2 of article 16, the amendment to article 18 and its paragraphs, the amendment to article 19 and its paragraphs and the amendment to paragraph 2 of article 21, of the Company’s Bylaws, to modify the composition and structure of the Board of Directors, so as to reduce the minimum and maximum number of members to 7 and 9, respectively, and to exclude the positions of Executive Chairman of the Board of Directors and Group CEO and create the position of Chief Executive Officer. Thus, these items will have the following new wording:

“Article 11 - The General Meeting shall be chaired by any of the Co-Chairmen of the Board of Directors or, in their absence or impediment, by the Corporate Governance Officer. In the absence or impediment of all the Co-Chairmen and the Corporate Governance Officer, the General Meeting shall be presided over by whomever is indicated thereby. The chairman of the General Meeting shall choose up to two (2) of those present as secretaries, to help conduct the work.”

“Article 16 - The Board of Directors shall be composed of at least seven (7) and at most nine (9) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.”

(...)

“Paragraph 2 - The members of the Board of Directors must have an unblemished reputation. Unless waived by the General Meeting, the Company prohibits election of those who (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent interests that conflict with those of the Company.”

“Article 18 - The Board of Directors shall have up to three (3) Co-Chairmen of the Board of Directors, who will be elected by the majority vote of its members, at the first Board of Directors' Meeting held immediately after they take office, or whenever there is a vacancy or resignation in those positions.

Paragraph 1 - The positions of Co-Chairman of the Board of Directors and Chief Executive Officer cannot be held by the same person.

Paragraph 2 - The members of the Board of Directors, at the first meeting after they take office, shall also determine the number of Co-Chairmen and then, appoint, among them, who will preside the Board of Directors’ meetings for the term of office.

Paragraph 3 - In addition to their legal duties, the elected Co-Chairmen shall have the following duties:

a) to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Chief Executive Officer;

b) to review and propose the compensation of the members of the Board of Directors and the Chief Executive Officer;

c)  to organize and coordinate the agendas of the Company’s Board of Directors' meetings, the calendars of meetings and Company’s General Meetings, calling and presiding the Company’s Board of Directors’ meetings, ensuring that members receive adequate information for each meeting, as well as ensuring the proper functioning of the body; and

d) to set forth and monitor the evaluation process of the Chief Executive Officer and the members of the Board of Directors, individually, and of the Board of Directors itself, as well as of its committees, as collegiate bodies, and of the governance secretariat;

Paragraph 4 – In the event of vacancy in the position of member of the Board of Directors, an alternate may be appointed by the remaining members, who will hold office on an interim basis until the date of the next General Meeting, which will elect a new member (who may be the member temporarily elected by the Board of Directors), who will hold office for the remaining period until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Paragraph 5 - In the event of temporary absence of any member of the Board of Directors, it may be replaced at Board meetings by another member expressly appointed thereby, in which case such representative should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the alternate, in addition to his own vote, will cast the vote previously indicated by the absent member.”

“Article 19 – The Board of Directors shall meet, ordinarily, six (6) times a year, according to the annual calendar to be approved by the Board of Directors in the first meeting to be held after the election and, extraordinarily, whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of Article 18 or by the majority of its members.”

Article 21 – (...)

“Paragraph 2 – The Officers shall be replaced, in cases of temporary absence or impediment, with another Officer chosen by the Chief Executive Officer. In case of vacancy, he shall be an interim alternate, until the Board of Directors elects a permanent replacement for the remainder of the term of office.”

(8) It was approved, by majority of the votes cast, with a total count of 955,936,851 affirmative votes, 129,190 negative votes and 15,116,419 abstentions, the amendment to paragraph 1 of article 15 of the Company’s Bylaws, to grant a casting vote to the chairman of the meetings of the management bodies, which shall have the following new wording:

Article 15 – (...)

“Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the management bodies, the chairman presiding the meeting shall have the casting vote to tie-break the resolution.”

(9) It was approved, by majority of the votes cast, with a total count of 960,616,319 affirmative votes, 118,044 negative votes and 10,448,097 abstentions, an amendment to paragraphs 2 and 4 of article 15, paragraph 2 of article 16, paragraph 7 of article 18, items (xi), (xii), (xxi), (xxii) and (xxviii) of article 20, item (vi) of article 22 and paragraph 4 of article 24 of the Company’s Bylaws, to adjust the wording and make it clearer. Thus, these items will have the following new wording:

Article 15 – (...)

“Paragraph 2 - The calls for the meetings of the management bodies shall be made at least seventy-two (72) hours in advance, stating the date, time, place, detailed agenda and documents to be discussed.”

(...)

“Paragraph 4 - The meetings of the management bodies may be held partially or exclusively digitally, by video-conference, audio-conference or by any other means of communication that allows: (i) the record of attendance and respective votes; (ii) the simultaneous consideration of and access to documents presented during the meeting and not previously made available; and (iii) the possibility of communication among those present, with recording by the Company being allowed.”

Article 16 – (...)

“Paragraph 2 - The members of the Board of Directors must have an unblemished reputation. Unless waived by the General Meeting, the Company prohibits election of those who (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent interests that conflict with those of the Company.”

Article 18 – (...)

“Paragraph 4 – In the event of vacancy in the position of member of the Board of Directors, an alternate may be appointed by the remaining members, who will hold office on an interim basis until the date of the next General Meeting, which will elect a new member (who may be the member temporarily elected by the Board of Directors), who will hold office for the remaining period until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.”

Article 20 – (...)

“(xi) approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation by the Company and the Business Units;

(xii) approve the creation and dissolution of a subsidiary and the Company’s direct or indirect interest held in the share capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;”

(...)

“(xxi) authorize the Company to post bond with respect to third-party obligations, except in case of wholly owned subsidiaries of the Company;

(xxii) approve the Board of Officers’ authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of property, plant and equipment and intangible assets and the assumption of financial commitments, (b) the encumbrance of property, plant and equipment and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, and others, commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the Board of Officers;”

(...)

“(xxviii) provide a declaration on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control of the Company, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;”

Article 22 – (...)

“(vi) submitting, on a quarterly basis, to the Board of Directors the interim financial statements of the Company and its subsidiaries.”

Article 24 – (...)

“Paragraph 4 - When appointing attorneys-in-fact, the following rules shall be complied with:

(i) all powers of attorney shall be granted jointly by any two (2) Officers;

(ii) if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(iii) unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney. ”

(10) It was approved, by majority of the votes cast, with a total count of 969,611,260 affirmative votes, 130,322 negative votes and 1,440,878 abstentions, the amendment to paragraph 3 of article 15 of the Company’s Bylaws, to allow the meetings of the Company’s management bodies to be held remotely, without such meetings being allowed to take place only on exceptional occasions, to have the following new wording:

Article 15 – (...)

“Paragraph 4 - The meetings of the management bodies may be held partially or exclusively digitally, by video-conference, audio-conference or by any other means of communication that allows: (i) the record of attendance and respective votes; (ii) the simultaneous consideration of and access to documents presented during the meeting and not previously made available; and (iii) the possibility of communication among those present, with recording by the Company being allowed.”

(11) It was approved, by majority of the votes cast, with a total count of 969,615,552 affirmative votes, 111,318 negative votes and 1,455,590 abstentions, the amendment to article 19 and its paragraphs, to align the Company’s practices with item 2.9.1 of the Brazilian Corporate Governance Code. The new wording of article 19, with suppression of paragraphs 1 and 2 and the suppression of paragraph 3, transferred to article 18, is transcribed in the resolution of item 7 above;

(12) It was approved, by majority of the votes cast, with a total count of 960,633,591 affirmative votes, 109,292 negative votes and 10,439,577 abstentions, the amendment to article 21 and its paragraphs and the amendment to article 23 and its paragraphs, of the Company’s Bylaws, to modify the composition, structure and nomenclature of the positions of the Company’s Board of Officers, so as to: (I) institute the position of Chief Executive Officer; (II) exclude the position of Global Operations and Procurement Officer; (III) assign specific functions to the positions of the Board of Officers; and (IV) change the composition of the Board of Officers to be composed of at least two (2) members and at most eight (8) members; Thus, such articles will have the following new wording:

“Article 21 - The Board of Officers, whose members may be elected and removed at any time by the Board of Directors, shall be comprised of at least two (2) and up to eight (8) members, one (1) of them being the Chief Executive Officer, one (1) being the Chief Financial Officer, one (1) being the Legal and Compliance Officer, one (1) being the Executive Officer for Latin America, one (1) being the Corporate Governance Officer, one (1) being the Investor Relations Officer, and up to two (2) Executive Officers, for a term of office of three (3) years, re-election being permitted, and the position of Investor Relations Officer shall mandatorily be taken.

Paragraph 1 - The election of the Board of Officers shall occur preferably at the first Board of Directors' Meeting held after the Annual General Meeting.

Paragraph 2 – The Officers shall be replaced, in cases of temporary absence or impediment, with another Officer chosen by the Chief Executive Officer. In case of vacancy, he shall be an interim alternate, until the Board of Directors elects a permanent replacement for the remainder of the term of office.

Paragraph 3 - The Officers may accumulate positions, observing the minimum number of two (2) members.”

“Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent upon the Chief Executive Officer:

(i)  to manage the Company’s business, coordinating the activities of the other officers of the Company and of the main executives of the Group’s Business Units, in order to ensure the execution of the resolutions of the Board of Directors and of the Board of Officers itself;

(ii)  to call and preside the meetings of the Board of Officers establishing the agenda and directing the respective work;

(iii)  to make recommendations to the Company’s Board of Directors and the Board of Officers regarding the management of the Company as a whole and of the Group’s Business Units;

(iv)  to monitor the performance of the activities related to the general planning and execution in short and long term strategies;

(v)  other duties that may be assigned thereto from time to time by the Board of Directors.

Paragraph 2 - It is incumbent upon the Chief Financial Officer:

(i)  to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

(ii)  to prepare financial statements, manage the accounts and finances of the Company in compliance with the legal determinations in effect;

(iii)  to provide guidance to the Company on any decision-making that involves financial risks;

(iv)  to prepare financial reports and provide information related to his area of authority to the Company’s bodies;

(v)  to plan and execute management policies within his scope; and

(vi)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 3 - It is incumbent upon the Legal and Compliance Officer:

(i)  to advise and assist the Company on legal issues;

(ii)  to defend the Company’s interests before third parties;

(iii)  to develop and coordinate the compliance program of the Company; and

(iv)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 4 - It is incumbent upon the Executive Officer for Latin America:

(i)  evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(ii)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 5 – It is incumbent upon the Corporate Governance Officer:

(i)  to organize and act as secretary regarding the Board of Directors’ meetings and its committees, being responsible for preparing the minutes of these forums;

(ii)  to organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(iii)  assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

(iv)  to establish the best dialogue between the Board of Directors and the Group’s executive areas;

(v)  to prepare the annual calendar of activities of the Board of Directors and the Annual General Meeting;

(vi)  to guide the governance agents on their rights and obligations; and

(vii)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 6 - It is incumbent upon the Investor Relations Officer:

(i)  to represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

(ii)  to provide information to the investors, the Brazilian Securities and Exchange Commission – CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital market, in accordance with applicable Brazilian and foreign laws;

(iii)  to keep the Company’s registration as a publicly held company updated with the Brazilian Securities and Exchange Commission – CVM; and

(iv)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

Paragraph 7 - It is incumbent upon the Executive Officers, in addition to other duties set forth by the Board of Directors:

(i)  to foster the development of activities of the Company, pursuant to its corporate purpose;

(ii)  to coordinate the activities of the Company and its subsidiaries;

(iii)  conduct the budget management of areas of the Company under their supervision, including management and cost control;

(iv)  to coordinate the actions of their area and specific attributions with those of other officers;

(v)  to represent the Company before clients, the press, the society and legal, corporate and governmental bodies, safeguarding the interests of the organization and caring for its image; and

(vi)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.”

(13) It was approved, by majority of the votes cast, with a total count of 960,566,473 affirmative votes, 167,618 negative votes and 10,448,369 abstentions, the amendment to item (ii) of article 22 and the exclusion of articles 25 and 26 of the Company's Bylaws, to exclude the Operational Committee from the Group. Thus, said item of article 22 will have the following new wording:

Article 22 – (...)

“(ii) preparing and submitting to the Board of Directors, each year, the strategic plan, the annual revisions thereof and the general budget of the Company, arranging for the respective executions;”

(14) It was approved by majority of the votes cast, with a total count of 960,645,835 affirmative votes, 103,052 negative votes and 10,433,573 abstentions, the proposed restatement of the Company's Bylaws to reflect the amendments set forth in the items above. The wording of the Company’s Bylaws approved hereunder in accordance with the management proposal, which already contemplates the items above and the renumbering of the articles, as the case may be, was authenticated by the Presiding Board, numbered and filed at the principal place of business of the Company and shall be filed with the Commercial Registry of the State of São Paulo as an attachment to these minutes, as well as made available on the websites of the CVM, of B3 and of the Company.

IX.  Adjournment: There being nothing further to discuss, the Chairman thanked the presence of all attendants and ordered the adjournment of the general meetings after suspending the same so that these minutes could be drawn up, which, after being read, discussed and found to be in good order, were approved and signed by the Presiding Board. The list of Shareholders present is attached hereto as Exhibit I. The Company acknowledged receipt of the declaration of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI , which was authenticated by the Presiding Board pursuant to the law and is attached hereto as Exhibit II. In accordance with article 47, paragraphs 1 and 2 of CVM Resolution 81, the shareholders whose remote voting ballots were deemed valid by the Company and the shareholders who recorded their attendance on the Chorus Call electronic attendance system were deemed present at the meeting and signatories of the minutes.

São Paulo, SP, April 26, 2023.

Henrique da Silva Gordo Lang

Chairman

Itamar Gaino Filho Secretary	Moacir Salzstein Secretary

NATURA &CO HOLDING S.A.

CNPJ 32.785.497/0001-97	Publicly Held Company	NIRE 35.300.531.582

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 26, 2023

EXHIBIT I – LIST OF SHAREHOLDERS PRESENT

Shareholders Present through the Chorus Call electronic system:

GUILHERME PEIRÃO LEAL

PEDRO LUIZ BARREIROS PASSOS

GUILHERME RUGIERO PASSOS

PATRICÍA RUGIERO PASSOS

VINICIUS PINOTTI

FABRICIUS PINOTTI

NORMA REGINA PINOTTI

LUCIA HELENA RIOS SEABRA

PASSOS PARTICIPAÇÕES S.A.

MARIA HELI DALLA COLLETTA DE MATTOS

GUSTAVO DALLA COLLETTA DE MATTOS

FÁBIO DALLA COLLETTA DE MATTOS

FIA VEREDAS INVESTIMENTO NO EXTERIOR

KAIROS FUNDO DE INVESTIMENTO EM ACOES - IE

RM FUTURA MULTIMERCADO FUNDO DE INVESTIMENTO

SIRIUS III MULTIMERCADO FUNDO DE INVESTIMENTO

CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL

FCOPEL FUNDO DE INVESTIMENTO EM AÇÃO

FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO  EXTERIOR CRÉDITO PRIVADO

JGP B PREVIDÊNCIA FIFE MASTER FUNDO DE INVESTIMENTO EM AÇÕES

JGP BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FUNDO DE INVESTIMENTO EM AÇÕES IS

JGP COMPOUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES

INVESTIMENTO NO EXTERIOR

JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES

JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

JGP ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS

JGP ESG MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS

JGP ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS

JGP ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS

JGP LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES

JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES

JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES

KLEBER JORGE ARAUJO

GENOA CAPITAL RADAR MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

BRASIL WESTERN ASSET FUNDO DE INVESTIMENTO EM AÇÕES

ICATU SEG APOSENTADORIA IBRX ATIVO AÇÕES FI

IU WESTERN ASSET CORPORATE RV 25 - FUNDO DE INVESTIMENTO MULTIMERCADO

JJSP FUND III FUNDO DE INVESTIMENTO MULTIMERCADO

METLIFE FUNDO DE INVESTIMENTO EM AÇÕES

MULTIPREV FUNDO DE INVESTIMENTO EM AÇÕES

PREVIHONDA - ENTIDADE DE PREVIDÊNCIA PRIVADA

WESTERN ASSET EMPRESARIAL FUNDO DE INVESTIMENTO EM ACOES

WESTERN ASSET IBOVESPA ATIVO FUNDO DE INVESTIMENTO EM AÇÕES

WESTERN ASSET LONG & SHORT FUNDO DE INVESTIMENTO MULTIMERCADO

WESTERN ASSET LONG & SHORT MACRO FUNDO DE INVESTIMENTO MULTIMERCADO

WESTERN ASSET PREV IBRX ALPHA MASTER AÇÕES FUNDO DE INVESTIMENTO

WESTERN ASSET PREV IBRX ATIVO AÇÕES FUNDO DE INVESTIMENTO

WESTERN ASSET VALUATION FUNDO DE INVESTIMENTO EM AÇÕES

Shareholders present by submission of a Remote Voting Ballot:

ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EMERGING MARKETS EQUITY TRACKER FUND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

AEGON CUSTODY AS DEP FOR STICHTING MM EMERGING MARKETS FUND

AEGON CUSTODY BV

AIKYA EMERGING MARKETS OPPORTUNITIES FUND

ALASKA COMMON TRUST FUND

ALBERTA INVESTMENT MANAGEMENT CORPORATION

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARKETS EQUITY ETF

AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARKETS EQUITY FUND

AMERICAN CENTURY ETF TRUST-AVANTIS RESPONSIBLE EME

AMERICAN HEART ASSOCIATION, INC.

AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND

ARERO - DER WELTFONDS -NACHHALTIG

ARIZONA PSPRS TRUST

ASCENSION ALPHA FUND, LLC

ASSET MANAGEMENT EXCHANGE UCITS CCF

ATAULFO LLC

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

AVIVA INVESTORS

AVIVA LIFE PENSIONS UK LIMITED

AXA WORLD FUNDS

BARRA FIA

BARTHE HOLDINGS LLC

BELLSOUTH CORPORATION RFA VEBA TRUST

BEWAARSTICHTING NNIP I

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC

BLACKROCK ADVANTAGE GLOBAL FUND INC

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

BLACKROCK BALANCED CAPITAL FUND, INC.

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LIFE LIMITED

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

BMO MSCI EMERGING MARKETS INDEX ETF

BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA

BRITISH COAL STAFF SUPERANNUATION SCHEME

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CANADA PENSION PLAN INVESTMENT BOARD

CC AND L Q 140-40 FUND

CCL Q EMERGING MARKETS EQUITY FUND

CCL Q EMERGING MARKETS EQUITY FUND LP

CCL Q GLOBAL SMALL CAP EQUITY FUND

CCL Q INTERNATIONAL EQUITY FUND

CCL Q INTERNATIONAL SMALL CAP EQUITY FUND

CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II

CENTRAL PROVIDENT FUND BOARD

CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND

CHEVRON UK PENSION PLAN

CIBC EMERGING MARKETS EQUITY INDEX ETF

CIBC EMERGING MARKETS INDEX FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK GROUP TRUST

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

COLLEGE RETIREMENT EQUITIES FUND

COLONIAL FIRST STATE GLOBAL ASSET MANAGEMENT EQUITY TRUST 10

COLONIAL FIRST STATE INVESTMENT FUND 3

COLONIAL FIRST STATE INVESTMENT FUND 50

COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR

COMGEST GROWTH PLC - COMGEST GROWTH LATIN AMERICA

COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA

COMMONWEALTH BANK GROUP SUPER

COMMONWEALTH GLOBAL SHARE FUND 16

COMMONWEALTH GLOBAL SHARE FUND 30

COMMONWEALTH SUPERANNUATION CORPORATION

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CONSULTING GROUP CAPITAL MARKETS FUNDS - EMERGING MARKETS EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY

CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR AMONE MSCI ACWI CLIMATE PARIS ALIGNED INDEX MOTHER FUND

CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR HSBC BRAZIL NEW MOTHER FUND

CUSTODY BANK OF JAPAN, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND

CUSTODY BANK OF JAPAN, LTD. RE: STB DAIWA BRAZIL STOCK MOTHER FUND

CUSTODY BANK OF JAPAN, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND

CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK MOTHER FUND

DANSKE INVEST SICAV

DELA DEPOSITARY ASSET MANAGEMENT B.V.

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

DIMENSIONAL EMERGING MKTS VALUE FUND

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES

EASTSPRING INVESTMENTS

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE MANAGEMENT

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

EUROPEAN CENTRAL BANK

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

FEDERATED HERMES BIODIVERSITY EQUITY FUND

FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

FIAM SELECT EMERGING MARKETS EQUITY FUND, LP

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INTERNATIONAL INDEX FUND

FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL

FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EM MA EQ FUND

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

FIDELITY INVESTMENT TRUST: FIDELITY SAI SUSTAINABL

FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGIN

FIDELITY INVESTMENT TRUST: FIDELITY SUSTAINABLE EM

FIDELITY INVESTMENTS MONEY MANAGEMENT INC

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISE

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND

FIDELITY SALEM STREET TRUST: FIDELITY EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINABILITY INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY TOTAL INTERNATIONAL INDEX FUND

FIDELITY SELECT EMERGING MARKETS EQUITY INSTITUTIONAL TRUST

FIDELITY SELECT GLOBAL PLUS ALL CAP EQUITY INSTITUTIONAL TRU

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN TEMPLETON INVESTMENT FUNDS

FUNDAMENTAL LOW V I E M EQUITY

FUTURE FUND BOARD OF GUARDIANS

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P

GENERAL ORGANISATION FOR SOCIAL INSURANCE

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GLOBAL ALL CAP ALPHA TILTS FUND

GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B

GLOBAL ALPHA TILTS FUND B

GLOBAL EMERGING MARKETS BALANCE PORTFOLIO

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

GREEN EFFECTS INVESTMENT PLC1

GUIDEMARK EMERGING MARKETS FUND

H.E.S.T. AUSTRALIA LIMITED

HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO

HOSPITAL AUTHORITY PROVIDENT FUND SCHEME

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERGING MARKET SCREENED (EX CONTROVERSIES AND CW) INDEX EQUITY FUND

IBM 401(K) PLUS PLAN

IMCO EMERGING MARKETS PUBLIC EQUITY LP

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

INTERNATIONAL MONETARY FUND

INVESCO FTSE RAFI EMERGING MARKETS ETF

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

INVESTERINGS FORENINGEN DANSKE INVEST

INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL

INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL

INVESTERINGSFORENINGEN NYKREDIT INVEST ENGROS, GLOBAL DIVERS

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

ISHARES ESG ADVANCED MSCI EM ETF

ISHARES ESG AWARE MSCI EM ETF

ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF

ISHARES GLOBAL CONSUMER STAPLES ETF

ISHARES II PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI BRAZIL ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES PUBLIC LIMITED COMPANY

ISHARES V PUBLIC LIMITED COMPANY

JNL EMERGING MARKETS INDEX FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

JPMORGAN EMERGING MARKETS EQUITY CORE ETF

JPMORGAN FUNDS

JPMORGAN FUNDS LATIN AMERICA EQUITY FUND

KAISER FOUNDATION HOSPITALS

KAISER PERMANENTE GROUP TRUST

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

KAPITALFORENINGEN LD, SMART BETA-MANDAT

KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3

KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

LANSDOWNE GLOBAL EMERGING MARKETS MASTER FUND LIMI

LEBLON 70 BRASILPREV FIM FIFE

LEBLON AÇÕES I MASTER FUNDO DE INVESTIMENTO DE AÇÕES

LEBLON AÇÕES II MASTER FUNDO DE INVESTIMENTO DE AÇÕES

LEBLON EQUITIES INSTITUCIONAL I FUNDO DE INVESTIMENTO DE AÇÕES

LEBLON ICATU PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO

LEBLON PREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE

LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS

LEGAL & GENERAL GLOBAL EQUITY INDEX FUND

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LEGAL GENERAL CCF

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL GENERAL ICAV

LEGAL GENERAL INTERNATIONAL INDEX TRUST

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

LGIASUPER TRUSTEE

LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

MANAGED PENSION FUNDS LIMITED

MBB PUBLIC MARKETS I LLC

MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL

MERCER QIF FUND PLC

MERCER UCITS COMMON CONTRACTUAL FUND

METIS EQUITY TRUST

MINEWORKERS' PENSION SCHEME

MINISTRY OF ECONOMY AND FINANCE

MOBIUS LIFE LIMITED

MORGAN STANLEY INVEST FDS CALVERT SUST EMER MKTS EQ SEL FD

MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND

MSCI ACWI EX-U.S. IMI INDEX FUND B2

MSCI EQUITY INDEX FUND B - BRAZIL

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL EMPLOYMENT SAVINGS TRUST

NATIONAL PENSION INSURANCE FUND

NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS TRUSTEE OF ST. JAMES'S PLACE STRATEGIC MANAGED UNIT TRUST

NEW AIRWAYS PENSION SCHEME

NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

NEW YORK STATE COMMON RETIREMENT FUND

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NN (L)

NN PARAPLUFONDS 1 N.V

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTMENT FUNDS PLC

NORTHERN TRUST UCITS FGR FUND

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB

PEOPLE S BANK OF CHINA

PHILADELPHIA GAS WORKS PENSION PLAN

POOL REINSURANCE COMPANY LIMITED

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QIC INTERNATIONAL EQUITIES FUND

QIC LISTED EQUITIES FUND

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

QSUPER

RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST SERIES NINE

ROBECO CAPITAL GROWTH FUNDS

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL INDEX EMERGING MARKETS EQUITY FUND

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND

SEI INST INT TRUST EM MKTS EQUITY FUND

SEI INV CAN COMP SOC DE PL SEI CANADA

SHELL FOUNDATION

SHELL TR (BERM) LTD AS TR O SHELL OV CON P F

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SPARTAN EMERGING MARKETS INDEX POOL

SPDR MSCI ACWI EX-US ETF

SPDR MSCI ACWI LOW CARBON TARGET ETF

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR S&P EMERGING MARKETS FUND

SPDR SP EMERGING MARKETS ETF

SPP AKTIEINDEXFOND GLOBAL

SPP EMERGING MARKETS PLUS

SPP EMERGING MARKETS SRI

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF WYOMING

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND

STATE STREET GLOBAL ADVISORS TRUST COMPANY INVESTMENT FUNDS FOR

TAX EXEMPT RETIREMENT PLANS

STATE STREET GLOBAL ALL CAP EQUITY EX-U.S. INDEX PORTFOLIO

STATE STREET ICAV

STATE STREET IRELAND UNIT TRUST

STATE STREET MSCI ACWI EX USA IMI SCREENED NON-LENDING COMMON TRUST FUND

STATE STREET MSCI BRAZIL INDEX NON-LENDING COMMON TRUST FUND

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC.

STEWART INVESTORS WORLDWIDE SUSTAINABILITY FUND (DST)

STICHING PENSIOENFONDS VOOR HUISARTSEN

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

STICHTING PENSIOENFONDS PGB

STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

STICHTING PENSIOENFONDS UWV

STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV

STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE

STICHTING PGGM DEPOSITARY

STICHTING PHILIPS PENSIOENFONDS

STICHTING SHELL PENSIOENFONDS

STRIVE EMERGING MARKETS EX-CHINA ETF

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

SUNCORP GROUP GLOBAL EQUITIES TRUST

SUNSUPER SUPERANNUATION FUND

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF SOUTH AUSTRALIA

T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN

TEACHER RETIREMENT SYSTEM OF TEXAS

TEXAS PERMANENT SCHOOL FUND CORPORATION

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

THE BOARD OF ADMINISTRATION OF THE LOS ANGELES CITY EMPLOYEES RETIREMENT SYSTEM

THE BOARD OF THE PENSION PROTECTION FUND

THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR HSBC BRAZIL MOTHER FUND

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400021492

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400021536

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND

THE PUBLIC INSTITUTION FOR SOCIAL SECURITY

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

THE SHELL CONTRIBUTORY PENSION FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

TORK LONG ONLY INSTITUCIONAL MASTER FIA

TORK LONG ONLY MASTER FIA

TORK MASTER FIA

TORK MASTER FUNDO DE INVESTIMENTO EM AÝÝES III

TORK PREV FIA FIFE

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

TRINITY COLLEGE CAMBRIDGE

TYLER FINANCE LLC

UPS GROUP TRUST

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD ESG INTERNATIONAL STOCK ETF

VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET INDEX TRUST

VANGUARD FIDUCIARY TRUST COMPANY INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET INDEX TRUST II

VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS

VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INVESTMENT SERIES PLC

VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMERGING MARKETS ALL CAP EQUITY INDEX FUND

VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF

VANGUARD STAR FUNDS

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL INDEX PORTFOLIO

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER

VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER

VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

VOYA EMERGING MARKETS INDEX PORTFOLIO

VOYA VACS INDEX SERIES EM PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WEST YORKSHIRE PENSION FUND

WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND

WISDOMTREE EMERGING MARKETS EX-CHINA FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

WM POOL - EQUITIES TRUST NO 74

WM POOL - EQUITIES TRUST NO. 75

XTRACKERS

XTRACKERS (IE) PUBLIC LIMITED COMPANY

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

ABSOLUTO PARTNERS INSTITUCIONAL II MASTER FUNDO DE INVESTIMENTO DE AÇÕES

ABSOLUTO PARTNERS INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE

ACOES

ABSOLUTO PARTNERS MASTER FUNDO DE INVESTIMENTO DE ACOES

AP LS MASTER FIA

ASCESE FUNDO DE INVESTIMENTO EM AÇÕES

BB ACOES GOVERNANCA FI

BB BNC ACOES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO

BB CAP ACOES FUNDO DE INVESTIMENTO

BB CAP IBOVESPA INDEXADO FIA

BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOE

BB ETF IBOVESPA FUNDO DE ÍNDICE

BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO

BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO

BB TOP ACOES DUAL STRATEGY FI

BB TOP ACOES EXPORTACAO FIA

BB TOP ACOES IBOVESPA ATIVO FI

BB TOP ACOES IBOVESPA INDEXADO FI

BB TOP ACOES INDICE DE SUST EMP FI EM ACOES

BB TOP ACOES SAUDE BEM ESTAR FI

BB TOP ACOES SETORIAL CONSUMO FI

BB TOP MULTIMERCADO ASG FUNDO DE INVESTIMENTO LONGO PRAZO

BRASILPREV TOP A FUNDO DE INV DE ACOES

CONSTELLATION 100 PREV FIM FIFE

CONSTELLATION 70 PREVIDENCIA FIM

CONSTELLATION BRADESCO 100 FIFE FUNDO DE INVESTIMENTO EM AÇÕES

CONSTELLATION CAMBARÁ FIA

CONSTELLATION FAMILIA PREVIDENCIA FIA

CONSTELLATION ICATU 70 PREV FIM

CONSTELLATION INOVAÇÃO MASTER FUNDO DE INVESTIMENTO EM AÇÕES BDR NIVEL I

CONSTELLATION INSTITUCIONAL BR FIA

CONSTELLATION MASTER FIA

CONSTELLATION QUALIFICADO MASTER FIA

CONSTELLATION SULAMERICA PREV FIM

COUGAR MASTER FUNDO DE INVESTIMENTO EM AÇÕES

DYNAMO BRASIL I LLC

DYNAMO BRASIL III LLC

DYNAMO BRASIL IX LLC

DYNAMO BRASIL V LLC

DYNAMO BRASIL VI LLC

DYNAMO BRASIL VIII LLC

DYNAMO BRASIL XIV LLC

DYNAMO BRASIL XV LP

DYNAMO GLOBAL MASTER FUNDO DE INVESTIMENTOS EM AÇÕES

FUNDO DE INVESTIMENTO ELO AÇÕES INVESTIMENTO NO EXTERIOR

NATURA &CO HOLDING S.A.

CNPJ 32.785.497/0001-97	Publicly Held Company	NIRE 35.300.531.582

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS HELD ON APRIL 26, 2023

EXHIBIT II – SHAREHOLDER DECLARATION

[inserted in the following page]

Annual and Extraordinary General Meetings

NATURA & CO HOLDING S.A

April 26, 2023, at 8:00

In an exclusively digital manner, through Chorus Call System (“System”)

DECLARATION OF VOTE OF THE SHAREHOLDER CAIXA DE PREVIDÊNCIA

DOS FUNCIONARIOS DO BANCO DO BRASIL – PREVI

Mr. President,

CAIXA DE PREVIDÊNCIA DOS FUNCIONARIOS DO BANCO DO BRASIL – PREVI (“PREVI”), as shareholder representing 0.28% of the corporate capital of Natura &CO Holding S.A. (“Natura” or “Company”), hereby presents the following declarations to the Annual and Extraordinary General Meeting:

1 – In relation to the Installation of the Fiscal Council, as per the Remote Voting Ballot, PREVI requests that the following be recorded in the Minutes:

"As the Fiscal Council has no provision for permanent operation in the Bylaws, Previ recommends that the Company consider and accept the proposal to, in the next General Assembly, change the Bylaws so that it provides for the permanent functioning of the Fiscal Council. This institution understands that the mentioned body expresses the best practices involving the implementation of ASG-ESG vectors (aspects related to environmental, social and governance matters) and the guarantee of the shareholders' right to supervise the management of the business through the independent supervisory function of the Fiscal Council, reinforced by the individual performance of its members.”

Considering the above, PREVI requests that this declation is attached to this Minute of the General Meetings.

2 – In relation to item 6 of the agenda of the Extraordinary General Meeting, regarding the inclusion of paragraph 3 to article 10 of the Company’s Bylaws that has the following wording:

Article 10 – The General Meeting may gather, on an ordinary basis, once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 3 - Shareholders may only vote with the shares registered in their names two (2) business days prior to the date of the General Meeting.

Considering that there is no provision in the Law no. 6.404/19761 (Corporations Law) that justifies the requirement of proof of shareholding position registered in the name of the shareholder, on a date prior to the meeting, as a condition for the shareholder to participate in the resolutions of the agenda, shareholder PREVI does not agree with the proposed statutory amendment submitted to the Extraordinary General Meeting, and for this reason PREVI manifests its disapproval of the matter under resolution.

3 – Regarding the matter under resolution in item 8 regarding the amendment of paragraph 1 of article 15 of the Company's Bylaws, to grant a casting vote to the chairman of the meetings of the administrative bodies, shareholder PREVI understands that the casting vote Previ understands that the casting vote is not a good practice within Corporate Corporate Governance, and the same weight should be attributed to all votes of the administration bodies. It is even recommended that it is proposed, in due course, the change the Company's Bylaws in this regard. Shareholder PREVI does not agree with the proposed statutory amendment now being submitted to the Extraordinary General Meeting, and for this reason PREVI disapproves the matter under resolution.

Considering the above, shareholder PREVI hereby requests that its declarations be received by the presiding board and attached to the minutes of this Extraordinary General Meeting.

Caixa de Previdência dos Funcionários

do Banco do Brasil

1 Law no. 6.404/1976 - Corporations Law

Inherent Rights of Shareholders

Article 109. Neither the bylaws nor a general meeting may deprive a shareholder of the right: I - to participate in the corporate profits;

II	- to participate in the assets of the corporation in the case of liquidation;
III	- to supervise the management of the corporate business as provided for in this Law;

IV	- of first refusal in the subscription of shares, founders’ shares convertible into shares, debentures convertible into shares and subscription bonuses, according to articles 171 and 172;

V	- to withdraw from the corporation in the cases provided for in this Law. Paragraph 1. The shares of each class shall confer equal rights upon their holders. Paragraph 2. The means provided by law to shareholders to enforce their rights cannot be overridden either by the bylaws or by any general meeting.

Paragraph 1. The shares of each class shall confer equal rights upon their holders.

Paragraph 2. The means provided by law to shareholders to enforce their rights cannot be overridden either by the bylaws or by any general meeting.

General Provisions

Article 110. Each common share shall carry the right to one vote in the resolutions of a general meeting. Paragraph 1. The bylaws may restrict the number of votes of each shareholder.

Proof of Identity

Article 126. The people attending a general meeting shall produce proof of their shareholder status, in accordance with the following rules:

I	- upon request, an owner of a registered share shall exhibit a document proving his identity;

II	- if the required by the bylaws, an owner of a book entry share or of a share in custody, according to the provisions of article 41, shall exhibit or deposit at the corporation, in addition to a document proving his identity, the corresponding proof produced by the financial institution; (Text as determined by Law no. 9.457 of May 5, 1997)

III	- an owner of a bearer share shall exhibit the corresponding certificate, or a receipt of deposit as provided in item II, above;

IV	- an owner of a book share or a share held in custody under article 41; shall exhibit, in addition to the identification document, or deposit with the corporation if required by the bylaws, a voucher issued by the depositary financial institution.

Paragraph 1. A shareholder may be represented at a general meeting by a proxy appointed less than one year before, who shall be a shareholder, a corporation officer or a lawyer; in a publicly held corporation, the proxy may also be a financial institution. A condominium shall be represented by its investment fund officer.

Paragraph 2. A request for the appointment of a proxy, made by post or by public notice, shall be subject to the regulations which may be issued by the Comissão de Valores Mobiliáriosand shall satisfy the following requirements: (a) contain all information necessary to exercise the requested vote; (b) entitle the shareholder to vote against a resolution by appointing another proxy to exercise the said vote; (c) be addressed to all shareholders whose addresses are kept by the corporation. (Text as determined by Law no. 9.457 of May 5, 1997)

Paragraph 3. Subject to the requirements of the previous paragraph, any shareholder whose shares with or without voting rights represent one-half per cent or more of the capital shall be entitled to request a list of the addresses of the shareholders for the purpose of paragraph 1, above. (Text as determined by Law no. 9.457 of May 5, 1997)

Paragraph 4. The legal representative of a shareholder shall be authorized to attend general meetings.

Item 2

Revised Synthetic Voting Ballot Map of the AGM, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 5, 2023.

NATURA &CO HOLDING S.A. Publicly Held Company NIRE: 35.300.531.582 CNPJ/ME: 32.785.497/0001-97

SYNTHETIC FINAL VOTING BALLOT MAP
ANNUAL GENERAL MEETING – APRIL 26, 2023 - 08h00

RESOLUTION CODE (REMOTE VOTING BALLOT)	DESCRIPTION OF RESOLUTION MATTER	RESOLUTION VOTE AND QUANTITY OF SHARES
		APPROVE (YES)	REJECT (NO)	ABSTAIN
1.	Resolution Review the managers’ accounts, examine, discuss, and vote the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2022.	569,658,400	3,211,336	63,083,820
2.	Resolution Define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2023, as per the management proposal.	921,252,045	23,661,335	26,282,803
3.	Question Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404 of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council)	259,049,102	21,663,368	148,865,138
4.	Separate election of the Fiscal Council Nomination of candidates to the Fiscal Council by minority shareholders holding voting shares. CYNTHIA MEY HOBBS PINHO / ANDREA MARIA RAMOS LEONEL	267,537,009	14,360,831	157,310,909
5.	Election of the Fiscal Council in general election EDUARDO ROGATTO LUQUE, RENATO CHIODARO/ CARLOS ELDER MACIEL DE AQUINO, RODRIGO LOPES DA LUZ	531,987,434	0	0
6.	Resolution Define compensation of the Fiscal Council.	538,250,956	0	3,367,619